UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0360
	Expires:	December 31, 2014
FORM N-17f-2	Estimated average burden
hours per response ........ 2.0
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:					Date examination completed:
811-06526					October 25, 2013
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
The Boston Trust & Walden Funds
4. Address of principal executive office (number, street, city, state, zip code):
One Beacon Street, 33rd Floor, Boston, MA 02108

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
OF THE INVESTMENT COMPANY ACT OF 1940

October 25, 2013

We, as members of management of The Boston Trust & Walden Funds, comprising the Boston Trust Asset Management Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund, Boston Trust SMID Cap Fund, Boston Trust Small Cap Fund, Walden Asset Management Fund, Walden Equity Fund, Walden Midcap Fund, Walden SMID Cap Innovations Fund, and Walden Small Cap Innovations Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 28, 2013, and from March 31, 2013 (last examination date) through June 28, 2013.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2013, and from March 31, 2013 through June 28, 2013, with respect to securities reflected in the investment accounts of the Funds.

/s/ Lucia B. Santini
Lucia B. Santini, President

/s/ Jennifer Ellis
Jennifer Ellis, Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Boston Trust & Walden Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Boston Trust & Walden Funds, comprising the Boston Trust Asset Management Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund, Boston Trust SMID Cap Fund, Boston Trust Small Cap Fund, Walden Asset Management Fund, Walden Equity Fund, Walden Midcap Fund, Walden SMID Cap Innovations Fund, and Walden Small Cap Innovations Fund (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 28, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 28, 2013, and with respect to agreement of security purchases and sales, for the period from March 31, 2013, (the date of our last examination) through June 28, 2013:

•	Confirmation of all securities and similar investments held by State Street Corporation in book entry form, without prior notice to management

•
Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with pledges, transfer agents or brokers or by other appropriate auditing procedures where replies from brokers were not received

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian, Boston Trust & Investment Management Company

•	Agreement of two security purchases and two security sales or maturities for each fund since our last report from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2013, with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Boston Trust & Walden Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ COHEN FUND AUDIT SERVICES, LTD.
Cleveland, Ohio
October 25, 2013